

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

February 4, 2010

Michael T. Adams
Chief Financial Officer
Lapolla Industries, Inc.
15402 Vantage Parkway East, Suite 322
Houston, Texas 77032

      RE: **Lapolla Industries, Inc.**
               Form 10-K for the Year Ended December 31, 2008
               Forms 10-Q for the Quarters Ended March 31, 2009, June 30, 2009
               and September 30, 2009
               File No. 1-31354

Dear Mr. Adams:

We have reviewed your response letter filed on January 8, 2010 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<u>Form 10-K for the Year Ended December 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Liquidity and Capital Resources, page 8</u>

2. We have read your response to comment six from our letter dated November 3, 2009. You indicated that you were not in compliance with your borrowing base

calculation as of December 31, 2008. You also believe that it is not necessary to amend your 2008 Form 10-K to disclose the non-compliance of your debt covenants based on the fact that the amounts outstanding under the current Credit Facility were reclassified as short-term in the September 2009 Form 10-Q. Please tell us how you determined that it is not necessary to amend your 2008 Form 10-K to disclose that you were not in compliance with your financial covenants as of December 31, 2008. Please also tell us how you applied the guidance in EITF 86-30 in determining that your revolving credit note as of December 31, 2008 was appropriately classified as long-term. Please also separately address your classification of your revolving credit note as long-term as of March 31, 2009 and June 30, 2009.

Certain Relationships and Related Transactions, and Director Independence, page 20

3. We have read your response to comment eight from our letter dated November 3, 2009. Please provide the following:

- You indicate that on February 19, 2008 your principle shareholder and Chairman of the Board and Mr. Nadel entered into a private agreement whereby your Chairman of the Board agreed to transfer approximately 1,084,000 shares to Mr. Nadel in installments of 500,000 shares on February 19, 2008 and 584,000 shares on February 18, 2009. We further note that you used the trading price on the date of transfer to determine the amount of compensation to recognize. With reference to the specific guidance set forth in SFAS 123(R), including the definition of grant date, please address the appropriateness of using the February 19, 2009 transfer date as your measurement date for the 584,000 shares rather the February 19, 2008 agreement date. Please further address the need to recognize such amount subsequent to the grant date rather than subsequent to the transfer date;
- You indicate that you applied an illiquidity discount of 25% based on the historical volatility of your stock. Given that your stock is traded on the NASDAQ Over-the-Counter bulletin board, it is unclear why it is appropriate to use an illiquidity discount. Please reassess your use of an illiquidity discount. If you continue to believe an illiquidity discount is appropriate, provide us with the objective evidence you used to support your conclusion, including how you determined that an illiquidity discount of 25% is reasonable;
- To the extent necessary, please revise your SAB 99 analysis to address the accounting concerns identified in the above two bullets; and
- You have provided a SAB 99 analysis to determine if the adjustments materially misstated previous reported periods affected by the errors for the year ended December 31, 2009 and 2008. Please expand your SAB 99 analysis to include the impact of the adjustments on the quarterly periods for fiscal 2008 and 2009, as applicable.

Form 10-Q for the Quarter Ended September 30, 2009

General

4. Please address the comments above in your interim filings as well.

Financial Statement

Statement of Operations, page 3

5. In order not to imply a greater degree of precision than exists, revise your
    presentations of net loss per share to round only to the nearest cent. Please revise
    your net income (loss) per share footnote as well.

Note 7. Revolving Credit and Term Loan Agreement and Related Agreements, page 6

6. Please tell us and disclose whether you were in compliance with your debt
    covenants at September 30, 2009. Please also disclose if there are any stated
    events of default which would permit the lenders to accelerate the debt if not
    cured within applicable grace periods or any cross default provisions in your debt
    agreements.

Note 8. Derivatives and Fair Value, page 6

7. We have read your response to comment 17 from our letter dated November 3,
    2009. Please provide the following:
    *   Please tell us how you determined that it was appropriate to derecognize your
        Series A Preferred shares based on the fact that you were unable to verify who
        owns the outstanding Series A Preferred shares. Notwithstanding the fact that
        you were unable to verify who owns the outstanding shares, it is not clear to
        us that you may have legal obligations (i.e. liquidation and conversion rights)
        related to those shares; and
    *   You disclose that each share of your Series A preferred stock entitles its
        holder to convert it into .036 shares of common stock, as adjusted in the event
        of future dilution. Since your Series A Preferred stock was outstanding for the
        entire year ended December 31, 2008, please disclose the facts and
        circumstances that would be classified as an event of future dilution. Please
        also tell us what consideration you gave to EITF 07-05 in evaluating such
        events of future dilution.

                                    *   *   *   *

    Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters

greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief